FEDERATED HERMES INSTITUTIONAL TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 15, 2022

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES INSTITUTIONAL TRUST (the “Registrant”)

Federated Hermes Institutional High Yield Bond Fund (the “Fund”)

Class A Shares
Class C Shares

1933 Act File No. 33-54445

1940 Act File No. 811-7193

Dear Ms. Rowland:

The above-named Registrant is filing this correspondence to respond to additional comments made by the Staff of the Securities and Exchange Commission (the “Staff”), provided on December 15, 2022. These additional comments relate to the Registrant’s correspondence filed on December 12, 2022 with respect to the Fund’s Post-Effective Amendment No. 112 to its registration statement on Form N-1A under the Securities Act of 1933 and Amendment No. 113 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registration Statement of the above-referenced Registrant and Fund filed on October 13, 2022 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Fund intends to file an amended Registration Statement reflecting the responses herein and updated financial information.

COMMENT 1. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the inclusion of the word “normally” in the Registrant’s proposed disclosure. The Staff questions the use of the word “normally,” does not believe it is appropriate and should be deleted:

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment-grade. The Fund will notify shareholders 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets in investments rated below investment-grade. For purposes of this limitation, investments rated below investment-grade will normally be defined as high yield debt instruments (also known as “junk bonds”).”

RESPONSE:

The Registrant will revise the disclosure so that it will read as follows (deletions stricken and additions bold and underlined):

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment-grade. The Fund will notify shareholders 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets in investments rated below investment-grade. For purposes of this limitation, investments rated below investment-grade ~~will normally be~~ are defined as high yield debt instruments (also known as “junk bonds”).”

COMMENT 2. Prospectus – What do Shares Cost – Additional Information On The Availability of Certain Waivers and Discounts

The Staff reiterates its comment with respect to “Additional Information On The Availability of Certain Waivers and Discounts” and asks the Registrant to please delete the following sentence: “The information contained in Appendix B is provided by these financial intermediaries.” The Staff continues to believe that this suggests that the Fund is not responsible for this disclosure.

RESPONSE:

The Registrant confirms that the noted sentence is accurate. By including this sentence, the Registrant is not implying a disclaimer of responsibility for the disclosure. As affirmed in the Registrant’s response to General Comments in its correspondence dated December 12, 2022, the Registrant is responsible for the accuracy and adequacy of the disclosure in the registration statement of the Fund. The Registrant respectfully declines to remove the sentence.

Questions on this letter or requests for additional information may be directed to me at 724-720-8834 or at Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal